Exhibit 99.2

ASX Announcement	17 May 2019

ASX Code: SEA
NASDAQ: SNDE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8274 2128     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Australia Limited Reports First Quarter

2019 Financial and Operational Results

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ:SNDE) reported its first quarter 2019 financial and operations results today.

First Quarter 2019 Financial Results Highlights

•                  First quarter net sales volumes were 1,107,222 boe or 12,302 boe per day, at the top end of the Company’s public guidance. This represents an increase of ~87% as compared to the same period for the prior year. First quarter sales volumes were ~63% oil, ~22% gas and ~15% NGLs.

•                  Total revenue for the quarter increased ~99% to US $47.7 million as compared to the same prior year period.

•                  Net Loss attributable to owners of the Company for the period was US $31.4 million, largely attributable to an unrealized loss on hedging of $37.1 million. Adjusted EBITDAX(1) for the period was US $31.7 million, representing a ~62% Adjusted EBITDAX margin.

•                  Average first quarter realized prices excluding the impact of hedging were US $56.47 per barrel of oil, US $2.58 per mmbtu of gas, and US $21.23 per barrel of NGL. This compares to an average WTI price of $54.82 for the quarter. Average first quarter price per boe was US$46.50.

•                  Total cash operating costs for the quarter of US $17.90 per boe improved ~5% as compared to US $18.88 per boe for the same prior year period due to lower cash General and Administrative (“G&A”), Lease Operating Expense (“LOE”) and Workover expenses per boe. Cash operating costs for the quarter came in US $1.80 per boe, or ~9%, below guidance of US $19.70 per boe for the quarter.

•                  As of 16 May 2019, the Company’s oil hedges covered a total of 5,371,000 barrels through 2023. Hedging covered approximately ~7,776 barrels of oil per day for the remainder of 2019 with a weighted average floor of US $61.09. These figures exclude hedges which have rolled off during the first four months of 2019.

•                  First quarter development and production related expenditures totaled US $41.3 million primarily driven by the Company drilling faster than expected, incurring incremental capital costs of approximately $11 million which will reduce 2H 2019 capital expenditures.

•                  Subsequent to the quarter’s end, on 16th May 2019 the Company announced a ~39% increase in its Senior Secured Borrowing Base Facility from US $122.5 million to US $170.0 million.

(1)  Adjusted EBITDAX is a Non-IFRS measure, please see reconciliation to net income (loss) attributable to owners of Sundance at the end of this release.

First Quarter 2019 Operational Highlights

•                  Sundance brought 2.0 gross (2.0 net) wells onto production during the first quarter on its legacy acreage in Dimmit County. Immediately subsequent to the quarter’s end on April 1st, Sundance additionally brought online the 2.0 gross (2.0 net) well Bracken pad in McMullen County which was drilled during the quarter.

•                  During the first quarter the Company additionally drilled the 4.0 gross (4.0 net) well Georgia Buck pad in Live Oak County. The Company exited the quarter with 8.0 gross (8.0 net) drilled uncompleted (“DUC”) wells in Live Oak, all of which it intends to complete during the second quarter. The 4.0 gross (4.0 net) well Roy Esse pad has begun flowing back as of the date of this report, while the Georgia Buck pad will be turned to sales early in the third quarter.

•                  As of the date of this report, the Company was in the process of drilling the 4.0 gross (4.0 net) well HT Chapman pad in Live Oak County.

•                  As of the date of this report, two additional compressors have been delivered to the CGP-41 gas processing plant. One of the compressors has been tied in, and the second is in the process of being tied in. Upon completion of this capacity expansion, the previously disclosed midstream constraints will be entirely removed at no material capital cost to Sundance. Sundance’s midstream partner is contractually obligated to fund certain infrastructure upgrades up to approximately US $10 million through the contractual term ending in 2022.

Second Quarter and Full Year 2019 Guidance Highlights

•                  Sundance’s 2019 plan remains unchanged. The Company intends to operate within cash flow while still providing attractive production and Adjusted EBITDAX growth. The Company’s 2019 plan was formulated assuming a conservative $50 oil price environment. Any incremental cash flow from more elevated commodity prices will be utilized to pay down debt or for additional investment activities as appropriate.

•                  During the second quarter, the Company anticipates average sales volumes of 13,500 to 14,000 boe per day for 2019. Sales volumes guidance for full year 2019 remains unchanged.

•                  The Company anticipates second quarter EBITDAX of US $35 to 40 million.

•                  The Company still intends to bring 25 wells online during full year 2019, at a capital cost of US $135 to $155 million. During the second quarter, the Company intends to spud 8 total wells and place 6 wells onto production, with the 4 well Georgia Buck pad expected to begin producing early in the third quarter.

The table below provides an overview of the Company’s operational activity for year-to-date 2019(2):

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length	30-Day IP (boe/d)	% Oil	60-Day IP (boe/d)
Roy Esse 15H	Live Oak	1-Dec-18	7-Apr-19	4-May-19	4,718’	—	—	—
Roy Esse 16H	Live Oak	28-Nov-18	7-Apr-19	4-May-19	4,792’	—	—	—
Roy Esse 17H	Live Oak	26-Nov-18	7-Apr-19	4-May-19	4,657’	—	—	—
Roy Esse 18H	Live Oak	24-Nov-18	7-Apr-19	4-May-19	4,702’	—	—	—
Bracken 22H	McMullen	24-Jan-19	11-Mar-19	1-Apr-19	6,792’	1,053	76%	—
Bracken 23H	McMullen	22-Jan-19	11-Mar-19	1-Apr-19	6,630’	856	76%	—
Georgia Buck 01H	Live Oak	21-Feb-19	—	—	—	—	—	—
Georgia Buck 02H	Live Oak	23-Feb-19	—	—	—	—	—	—
Georgia Buck 03H	Live Oak	25-Feb-19	—	—	—	—	—	—
Georgia Buck 10H	Live Oak	26-Feb-19	—	—	—	—	—	—
Chapman 11H	Live Oak	16-Apr-19	—	—	—	—	—	—
Chapman 12H	Live Oak	14-Apr-19	—	—	—	—	—	—
Chapman 13H	Live Oak	12-Apr-19	—	—	—	—	—	—
Chapman 14H	Live Oak	10-Apr-19	—	—	—	—	—	—

(2)  Excludes the held for sale Red Ranch 18H & 19H wells in Dimmit County which were DUC wells at 12/31/18 and were brought online in February 2019.

The tables below set forth the Company’s hedge position as of 16th May 2019(3):

HEDGE POSITION OVERVIEW

	Total Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2019	1,905,000	61.09	67.74	2,088,000	2.86	3.13
2020	2,046,000	56.92	60.49	1,536,000	2.65	2.70
2021	732,000	50.37	59.34	1,200,000	2.66	2.66
2022	528,000	45.68	60.83	1,080,000	2.69	2.69
2023	160,000	40.00	63.10	240,000	2.64	2.64
Total	5,371,000	$55.90	$63.02	6,144,000	$2.73	$2.83

CRUDE OIL HEDGE POSITION BY BASIS

	LLS Derivative Contracts			Brent Derivative Contracts			WTI Derivative Contracts
	Weighted Average			Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2019	112,000	$52.51	$62.51	613,000	$60.59	$70.09	1,180,000	$62.17	$67.02
2020	—	—	—	—	—	—	2,046,000	$56.92	$60.49
2021	—	—	—	—	—	—	732,000	$50.37	$59.34
2022	—	—	—	—	—	—	528,000	$45.68	$60.83
2023	—	—	—	—	—	—	160,000	$40.00	$63.10
Total	112,000	$52.51	$62.51	613,000	$60.59	$70.09	4,646,000	$55.36	$62.09

(3)  Excludes realized hedge volumes which rolled off during the first four months of 2019.

The following unaudited tables present certain production, per unit metrics and Adjusted EBITDAX that compare results of the corresponding quarterly reporting periods:

	Three Months Ended March 31,
Unaudited	2019	2018	% Change
Net Sales Volumes
Oil (Bbls)	722,396	365,241	98%
Natural gas (Mcf)	1,272,546	884,423	44%
NGL (Bbls)	172,736	79,513	117%
Total sales (Boe)	1,107,222	592,158	87%

Average Daily Volumes
Average daily sales	12,302	6,580	87%

Product Price Received
Total price received (per Boe)	$43.12	$40.59	6%
Total realized price (per Boe)(1)(2)(3)	$46.50	$37.92	23%
Total price received - Oil (per Bbl)	$56.47	$55.15	2%
Total price realized - Oil (per Bbl)(1)	$61.15	$50.80	20%
Total price received - Natural gas (per Mcf)	$2.58	$2.46	5%
Total price realized - Natural gas (per Mcf)(2)	$2.73	$2.47	11%
Total price received - NGL (per Bbl)	$21.23	$21.60	(2)%
Total price realized - NGL (per Bbl)(3)	$22.23	$21.60	3%

(1) Includes realized gains on oil derivatives of $3.4 million and realized losses of $1.6 million for the three months ended March 31, 2019 and 2018, respectively.

(2) Includes realized gains on natural gas derivatives of $0.2 million and realized losses of $6.7 thousand for the three months ended March 31, 2019 and 2018, respectively.

(3) Includes realized gains on NGL derivatives of $172.8 thousand for the three months ended March 31, 2019 and nil for the three months ended March 31, 2018.

UNIT COST ANALYSIS

	Three Months Ended March 31,
Unaudited	2019	2018	% Change
Revenue/Boe (Inclusive of Hedging)	$46.50	$37.92	23%
Lease operating expense/Boe	(7.84)	(9.20)	(15)%
Workover expense/Boe	(1.31)	(2.05)	(36)%
Gathering, processing and transportation /Boe	(2.55)	0.00	100%
Production taxes/Boe	(2.83)	(3.13)	(10)%
Cash G&A/Boe(1)	(3.37)	(4.50)	(25)%
Net EBITDAX Margin per Boe	$28.60	$19.04	50%

Adjusted EBITDAX(2)	$31,705	$11,279	181%
Adjusted EBITDAX Margin (3)	61.6%	50.2%	23%

(1) Cash G&A represents general and administrative expenses (non transaction-related) incurred less equity-settled share based compensation expense, which totaled $0.1 million and $0.4 million for the three months ended March 31, 2019 and 2018, respectively.

(2) See reconciliation of loss attributable to owners of the Company to Adjusted EBITDAX included at end of release.

(3) Adjusted EBITDAX Margin represents Adjusted EBITDAX as a percentage of revenue, inclusive of commodity derivative settlements, during the period.

Condensed Consolidated Financial Statements

The Company’s condensed consolidated financial statements are included below.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended March 31,
Unaudited (US$000s)	2019	2018
Revenue	$47,740	$24,036
Lease operating, workover and production tax expenses	(13,257)	(8,515)
Gathering, processing and transportation expenses	(2,825)	—
General and administrative expenses (non-transaction related)	(3,868)	(3,031)
Transaction-related expense	(527)	(1,026)
Depreciation and amortisation expense	(20,338)	(12,187)
Impairment expense	(3,479)	(2,957)
Finance costs, net of amounts capitalized	(8,243)	(3,982)
Loss on commodity hedging, net (1)	(33,343)	(6,684)
Loss on interest rate derivative financial instruments, net	(1,620)	—
Other items income, net	19	1,066

Loss before income tax	(39,741)	(13,280)

Income tax benefit (expense)	8,320	(2,303)

Loss attributable to owners of the Company	$(31,421)	$(15,583)

(1) Included an unrealised loss on commodity hedging of $37.1 and $5.1 million for the three months ended March 31, 2019 and 2018, respectively.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2019(2)	December 31, 2018
(US$’000s)	(Unaudited)	(Audited)
Cash	$3,923	$1,581
Trade and other receivables	16,527	23,633
Derivative assets - current	481	24,315
Other current assets	3,929	3,546
Assets held for sale(1)	29,189	24,284
Total current assets	54,049	77,359

Oil and gas properties	728,005	712,870
Derivative assets - non current	1,941	8,003
Other assets	3,753	3,847
Total assets	$787,748	$802,079

Current liabilities	$56,144	$70,919
Derivative liabilities - current	3,919	436
Liabilities held for sale(1)	1,140	1,125
Total current liabilities	61,203	72,480

Credit facilities, net of financing fees	$331,288	$300,440
Derivative liabilities - non current	8,020	2,578
Other non current liabilities	25,174	33,207
Total liabilities	$425,685	$408,705

Net assets	$362,063	$393,374
Equity	$362,063	$393,374

(1) The Company’s Dimmit County Eagle Ford assets (and related liabilities) were classified as held for sale as of March 31, 2019 and December 31, 2018.

(2) The Company is in the process of finalizing its implementation of IFRS 16 - Leases, which was effective as of January 1, 2019.  The 2019 unaudited condensed financial statements presented in this release do not reflect the impact of IFRS 16.  The Company anticipates that it will recognize approximately $11 to $13 million of right to use assets and a corresponding lease liability on its balance sheet as of March 31, 2019. The first full interim financial statements issued by the Company in 2019 will reflect the implementation of this standard.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
Unaudited (US$000s)	2019	2018
Operating
Receipts from sales	$50,183	$25,896
Payments for operating and administrative expenses	(23,286)	(9,026)
Receipts (payments) for commodity derivative settlements, net	7,527	(1,613)
Other, net	—	(2,324)
Net cash provided by operating activities	$34,424	$12,933

Investing
Payments for development expenditures	(54,558)	(7,058)
Payments for exploration expenditures	(230)	(1,359)
Payment for Eagle Ford acquisition, net	—	(48,000)
Other	(17)	(62)
Net cash used in investing activities	$(54,805)	$(56,479)

Financing
Proceeds from the issuance of shares	—	47,585
Proceeds from foreign currency derivatives	—	991
Interest paid, net of capitalized portion	(7,308)	(3,648)
Proceeds from borrowings	30,000	—
Repayments of borrowings (including production prepayment)	—	(6,415)
Other	36	—
Net cash used in financing activities	$22,728	$38,513

Total Net Cash Provided (Used)	$2,347	$(5,033)

Cash beginning of period	$1,581	$5,761
FX effect	(5)	338
Cash at end of period	$3,923	$1,066

Conference Call

The Company will host a conference call for investors on Thursday 16th May, 2019 at 4 p.m. MDT (Friday, 17th May, 2019 at 9 a.m. AEDT).

Interested investors can listen to the call via webcast at https://edge.media-server.com/m6/p/4tsj3ygb. The webcast will also be available for replay on the Company’s website.

Additional Information

We define “Adjusted EBITDAX”, a non-IFRS measure, as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring. Management uses Adjusted EBITDAX to facilitate comparisons of its performance between periods and to the performance of its peers.  This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Below is a reconciliation from the net income (loss) attributable to owners of the Company to Adjusted EBITDAX:

IFRS Income (Loss) Attributable to Owners of Sundance Reconciliation to Adjusted EBITDAX

	Three Months Ended March 31,
Unaudited (US$000s)	2019	2018
Loss attributable to owners of the Company	$(31,421)	$(15,583)
Income tax expense (benefit)	(8,320)	2,303
Finance costs, net of amounts capitalized	8,243	3,982
Loss on derivative financial instruments, net	33,343	6,684
Settlement of commodity derivatives financial instruments	3,751	(1,583)
Loss on interest rate derivative financial instruments, net	1,620	—
Depreciation and amortization	20,338	12,187
Impairment expense	3,479	2,957
Noncash share-based compensation	135	369
Transaction-related costs included in general and administrative expenses and other	537	1,036
Gain on foreign currency derivatives	—	(1,073)
Adjusted EBITDAX	$31,705	$11,279

The Company reports under International Financial Reporting Standards (IFRS).  All amounts are reported in US dollars unless otherwise noted.

The Company’s full Unaudited Activities Report as filed with the Australian Securities Exchange (ASX) and Securities and Exchange Commission on Form 6-K for the Quarter Ended March 31, 2019 can be found at www.sundanceenergy.net.

The Company’s 2018 Annual Report as filed with the ASX and Form 20-F as filed with the SEC can be found at www.sundanceenergy.net.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: + 61 8 8274 2128 or
+ 61 418 834 957